EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

      SECURITIES AND EXCHANGE COMMISSION

      (Release No. 35-_____)

      Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

      August __, 2002

      Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

      Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

      NATIONAL FUEL GAS COMPANY, ET AL.   (70-[____])
      ---------------------------------

      National Fuel Gas Company ("National"), a registered holding company, whose principal business address is at 10 Lafayette Square, Buffalo, New York 14203, its wholly-owned gas utility subsidiary, National Fuel Gas Distribution Corporation ("Distribution"), and the following non-utility subsidiaries:
National Fuel Gas Supply Corporation, Horizon Energy Development, Inc., and its subsidiaries, Highland Forest Resources, Inc., Leidy Hub, Inc., Seneca Independence Pipeline Company, Seneca Resources Corporation and its subsidiaries, Upstate Energy Inc., Niagara Independence Marketing Company, National Fuel Resources, Inc., and Horizon Power, Inc. (together with any other direct or indirect non-utility subsidiaries hereafter acquired by National, the "Non-Utility Subsidiaries") have filed an application/declaration in this proceeding pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(e), 12(f), 32 and 33 of the Act and Rules 43, 45, 46, 53, 54, 62, and 65 thereunder. Distribution and the Non-Utility Subsidiaries are referred to collectively as


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the "Subsidiaries," and National and the Subsidiaries are referred to collectively as the "Applicants" or the "System."

      Through its Subsidiaries, National engages in a diversified energy business that includes natural gas distribution in parts of western New York and northwestern Pennsylvania; natural gas transportation and storage; natural gas and oil exploration and production; development and ownership of exempt foreign utilities and domestic and foreign electric generation projects; and marketing and brokering of natural gas and other energy related activities.

      By order dated March 20, 1998,(1) as modified by order dated April 21, 2000(2) (as modified, the "Current Order"), National and the Subsidiaries are authorized to engage in a program of external financing, intrasystem financing and other related transactions through December 31, 2002. Specifically, the Commission authorized: (i) National to issue and sell from time to time additional long-term debt and equity securities outstanding at any one time not to exceed $2 billion, excluding any common stock issued under National's shareholder rights plan, and to utilize the proceeds thereof to make investments in its Subsidiaries, and for other corporate purposes; (ii) National to issue and sell from time to time up to $750 million principal amount of short-term debt having maturities of up to 270 days in the form of commercial paper and borrowings under credit facilities; (iii) National to enter into interest rate hedges with respect to outstanding indebtedness and to enter into certain anticipatory interest rate hedging transactions; (iv) to the extent such transactions are not exempt under Rule 52(a), Distribution to issue and sell debt securities of any type to persons other than National in an aggregate principal amount not to exceed $250 million; (v) National to guarantee securities of its Subsidiaries and provide other forms of credit support with respect to obligations of its Subsidiaries as may be necessary or appropriate to enable such Subsidiaries to carry on in the ordinary course of business in an aggregate amount not to exceed $2 billion outstanding at any one time; (vi) National to continue to administer the National System Money Pool ("Money Pool"), to invest surplus funds and proceeds of external short-term borrowings in the Money Pool, and, to the extent not exempt under Rule 52, the Subsidiaries to invest surplus funds in and to make borrowings from National and from each other through the Money Pool, subject to certain limitations; and (vii) National and Non-Utility Subsidiaries to organize and acquire the securities of one or more entities (each a "Financing Subsidiary") formed for the purpose of effecting financing transactions for National and its Subsidiaries and, to the extent not exempt under Rules 45(b) and 52, to guarantee the obligations of such Financing Subsidiaries.

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(1)   National Fuel Gas Company, et al., Holding Co. Act Release No. 26847.

(2)   National Fuel Gas Company, et al., Holding Co. Act Release No. 27170.


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      National's authorized capitalization consists of 200 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, par value $1.00 per share. At May 31, 2002, National had issued and outstanding 80,015,191 shares of common stock, and no shares of preferred stock issued or outstanding. Also, at May 31, 2002, National had issued and outstanding long-term debt securities (excluding current portion) totaling $1,049,829,923, and commercial paper and other short-term debt (including current portion of long-term debt) totaling $481,584,802. At May 31, 2002, National's consolidated capitalization consisted of the following components: common equity - 41.5%; long-term debt (excluding current maturities) - 40.1%; and short-term debt (including current maturities of long-term debt) - 18.4%.

      The Applicants are now seeking approval for a program of external financing, credit support arrangements, intra-system financing, and other related proposals for the period through December 31, 2005 ("Authorization Period"). It is intended that the order issued in this proceeding will replace and supersede the Current Order effective upon the date of the order issued in this proceeding.

      National requests authority to increase its equity and long-term debt capitalization through the issuance and sale from time to time of any combination of common stock, unsecured preferred securities, unsecured long-term debt, stock purchase contracts and/or stock purchase units in an aggregate amount of up to an additional $1.5 billion, excluding any shares of common stock that may be issued under National's shareholder rights plan. Common, or options or warrants exercisable for common stock, may be issued and sold in one or more public or non-public offerings at prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. National may also issue common stock as consideration in connection with the acquisition of the equity securities or assets of other companies, provided that such acquisition is exempt or has been authorized in a separate proceeding. National also proposes to issue common stock, as well as stock options, restricted stock awards, performance units, performance shares, and other common stock-based awards in order to satisfy its obligations under stock-based plans that are currently maintained by National, or hereafter adopted by National, for the benefit of shareholders, customers, officers, employees, nonemployee directors and new investors.

      Preferred securities of any series (which may include shares of National's authorized preferred stock) may be redeemable or may be perpetual in duration and would have a dividend or distribution rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Long-term debt of any series would have a maturity of between one and 50 years and would bear interest at a rate not to exceed at the time of issuance 500 basis over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Preferred securities and long-term debt may be convertible into shares of National's common stock. National may also issue and sell stock purchase contracts, which would obligate the holders thereof to purchase a specified number of shares of common stock at a future date and/or stock purchase units, which would consist of a stock purchase contract and long-term debt and/or preferred securities and/or debt securities of third


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parties (including U.S. Treasury securities). Without a further order of this
Commission, National will not publicly issue any long-term debt or preferred securities (or, to the extent that they are rated, stock purchase contracts or stock purchase units) unless such securities are rated at the time issuance at the investment grade level as established by at least one nationally recognized statistical rating organization.

      In connection with the issuance and sale of preferred securities, long-term debt, stock purchase contracts or stock purchase units, National also proposes to organize and acquire the equity securities of one or more Financing Subsidiaries. Separate Financing Subsidiaries may be formed to facilitate financings of different types of non-core businesses. National or a Financing Subsidiary may also form one or more entities ("Special Purpose Subsidiaries") to facilitate the issuance of certain types of preferred securities. National proposes to provide guarantees or other forms of credit support in favor of such Financing Subsidiaries or Special Purpose Subsidiaries, and to borrow or otherwise receive a transfer of the proceeds of any financing by any Financing Subsidiary or Special Purpose Subsidiary. Non-Utility Subsidiaries also seek approval to organize and acquire the securities of Financing Subsidiaries and Special Purpose Subsidiaries.

      National also requests authorization to issue and sell commercial paper, short-term notes to banks and/or other financial institutions and other forms of indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $750 million. The interest rate on Short-term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate for maturities of up to one year.

      National and the Non-Utility Subsidiaries request authorization to make loans to any other Non-Utility Subsidiary that is less than wholly-owned at interest rates and maturities designed to provide a return to the lending entity of not less than its effective cost of capital.

      National proposes to continue the operation of the Money Pool and to invest surplus funds and proceeds of external borrowings in the Money Pool. To the extent not exempt under Rules 52 and 45(b), Subsidiaries that are currently authorized to participate in the Money Pool will invest surplus funds in and make borrowings from National and from each other through the Money Pool, subject to certain limitations. Distribution requests authorization to make borrowings under the Money Pool in an amount not to exceed $500 million at any time outstanding. National may not borrow from the Money Pool. National states that borrowings by the participating Non-Utility Subsidiaries will be exempt pursuant to Rule 52(b).

      National requests authority to issue guarantees and provide other forms of credit support ("Guarantees") from time to time during the Authorization Period with respect to the securities or other obligations of its Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b), subject to certain limitations, and provided that any Guarantee outstanding on December 31, 2005 shall terminate or expire in accordance with its terms.


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      National and, to the extent not exempt under Rule 52, any Subsidiary propose to enter into hedging transactions with respect to outstanding indebtedness of such company ("Interest Rate Hedges") in order to manage interest rate costs, and to enter into hedging transactions with respect to anticipated debt issuances ("Anticipatory Hedges") in order to lock-in current interest rates and/or manage interest rate risk exposure. All such hedging transactions would be entered into with counterparties whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, are rated "Baa" or higher by Moody's Investors Service or an equivalent rating by Standard and Poor's Group or Fitch Inc. National represents that it will comply with Statement of Financial Accounting ("SFAS") 133 and SFAS 138 or other applicable standards that may be adopted relating to accounting for derivative transactions.

      The Applicants request authorization to change the authorized capitalization of any majority-owned Subsidiary without further Commission approval, subject to certain limitations. In addition, National requests authorization to consolidate or otherwise reorganize all or any part of its direct or indirect investments in Non-Utility Subsidiaries.

      National proposes to utilize the proceeds of the financings for which authority is requested, together with other available funds, (i) to make investments in Subsidiaries in order to finance capital expenditures by such Subsidiaries, (ii) to fund short-term loans to certain Subsidiaries either directly or through the Money Pool, (iii) to finance future investments in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), subject to the limitations of Rule 53 or other order of the Commission,(3) and "energy-related" and "gas-related" companies, subject to the limitations of Rule 58, (iv) to acquire, retire or redeem securities issued by National or any Financing Subsidiary or Special Purpose Subsidiary, and (v) for working capital and other general corporate purposes of National and its Subsidiaries. Distribution proposes to utilize the proceeds of authorized Money Pool borrowings to temporarily fund capital projects, to finance inventories, and for other general corporate purposes.

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(3)   In a separate proceeding (File No. 70-9987), National is requesting
      Commission approval to increase its investments in EWGs and FUCOs to an amount that exceeds the limitation contained in Rule 53(a).


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